EXHIBIT 99.1

Annual Meeting of Holders of
Common Shares of Kinross Gold Corporation (the “Issuer”)
May 9, 2012
REPORT OF VOTING RESULTS
National Instrument 51-102 Continuous Disclosure Obligations Section 11.3
Item 1: Election of Directors
By a vote, the results of which are outlined below, the following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

	Vote Type	Voted	Voted (%)	O/S (%)
JOHN A. BROUGH	For	516,878,662	70.18	45.39
	Withheld	219,677,127	29.82	19.29
	Non Votes	49,554,768		4.35
	Spoiled			0.000012

TYE W. BURT	For	725,421,542	98.49	63.71
	Withheld	11,134,247	1.51	0.98
	Non Votes	49,554,768		4.35
	Spoiled			0.000012

JOHN K. CARRINGTON	For	727,128,581	98.72	63.86
	Withheld	9,427,208	1.28	0.83
	Non Votes	49,554,768		4.35
	Spoiled			0.000012

JOHN M.H. HUXLEY	For	589,944,250	80.09	51.81
	Withheld	146,611,539	19.91	12.88
	Non Votes	49,554,768		4.35
	Spoiled			0.000012

KENNETH C. IRVING	For	724,237,727	98.33	63.60
	Withheld	12,318,062	1.67	1.08
	Non Votes	49,554,768		4.35
	Spoiled			0.000012

JOHN A. KEYES	For	725,724,279	98.53	63.73
	Withheld	10,831,510	1.47	0.95
	Non Votes	49,554,768		4.35
	Spoiled			0.000012

CATHERINE MCLEOD-SELTZER	For	594,543,993	80.72	52.21
	Withheld	142,011,797	19.28	12.47
	Non Votes	49,554,768		4.35
	Spoiled			0.000012

GEORGE F. MICHALS	For	597,693,990	81.15	52.49
	Withheld	138,861,799	18.85	12.19
	Non Votes	49,554,768		4.35
	Spoiled			0.000012
JOHN E. OLIVER	For	595,966,674	80.91	52.34
	Withheld	140,589,115	19.09	12.35
	Non Votes	49,554,768		4.35
	Spoiled			0.000012

TERENCE C.W. REID	For	727,093,899	98.72	63.85
	Withheld	9,461,891	1.28	0.83
	Non Votes	49,554,768		4.35
	Spoiled			0.000012

Item 2:  Appointment of Auditors

By a vote, KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

Vote Type	Voted	Voted (%)	O/S (%)
For	774,867,578	98.57	68.05
Withheld	11,242,979	1.43	0.99
Non Votes	0		0
Spoiled			0.000012

Item 3:   Executive Compensation

By a vote by ballot, the Shareholders approved an advisory resolution on Kinross’ approach to executive compensation.  The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Voted	Voted (%)	O/S (%)
Votes in Favour	577,976,815	78.47	50.76
Votes Against	158,578,847	21.53	13.93
Non Votes	49,554,772		4.35
Spoiled	256		0.000022

Item 4:  Reconfirmation of Shareholder Rights Plan

By a vote by ballot, the Shareholders approved an ordinary resolution to reconfirm the shareholder rights plan.  The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Voted	Voted (%)	O/S (%)
Votes in Favour	667,576,637	90.67	58.63
Votes Against	68,679,149	9.33	6.06
Non Votes	49,554,771		4.35
Spoiled	133		0.000012

KINROSS GOLD CORPORATION

/s/ Shelley M. Riley
Shelley M. Riley
Vice President, Office Services and
Corporate Secretary

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